Exhibit 99.1

Canadian Solar Reports Fourth Quarter and Fiscal Year 2012 Financial Results

GUELPH, Ontario — March 11, 2013 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the fourth quarter and fiscal year ended December 31, 2012.

Fourth Quarter 2012 Highlights

•                  Solar module shipments were 404 MW, compared to 384 MW in the third quarter of 2012.

•                  Net revenue was $294.8 million, compared to $326.0 million in the third quarter of 2012.

•                  Revenue derived from the Company’s total solutions business represented 12.8% of total revenue, compared to 21.5% in the third quarter of 2012.

•                  Gross margin was 5.0%, compared to 2.2% in the third quarter of 2012.

•                  Cost of revenue included a $6.8 million depreciation charge for underutilized assets, representing 2.3% of revenue.

•                  Diluted loss per share was $2.43, compared to diluted loss per share of $1.01 in the third quarter of 2012.

•                  Non-GAAP adjusted diluted loss per share was $1.01, compared to non-GAAP adjusted diluted loss per share of $1.00 in the third quarter of 2012.  A table that provides a reconciliation of GAAP to non-GAAP measure is available at the end of this press release.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter were $564.3 million, compared to $690.8 million at the end of the third quarter 2012.

Fiscal Year 2012 Highlights

•                  Solar module shipments were 1,543 MW, up 16.6% from 1,323 MW in fiscal year 2011.

•                  Net revenue was $1.3 billion, compared to $1.9 billion in fiscal year 2011.

•                  Gross margin was of 7.0%, compared to 9.6% in fiscal year 2011.

•                  Diluted loss per share was $4.53, compared to diluted loss per share of $2.11 in fiscal year 2011.

•                  Non-GAAP adjusted diluted loss per share was $3.04, compared to adjusted diluted loss per share of $1.68 in fiscal year 2011.

Fourth Quarter 2012 Results

Net revenue for the fourth quarter of 2012 was $294.8 million, down 9.5% from $326.0 million in the third quarter of 2012 and down 37.8% from $474.1 million in the fourth quarter of 2011.  Total solar module shipments in the fourth quarter of 2012 were 404 MW, compared to 384 MW in the third quarter of 2012 and 436 MW in the fourth quarter of 2011.  Total solar module shipments in the fourth quarter of 2012 included 15.7 MW in the Company’s total solutions business, compared to 21.1 MW in the third quarter of 2012 and 16.3 MW in the fourth quarter of 2011.

By geography, in the fourth quarter of 2012, sales to European markets represented 40.6% of net revenue, sales to North America represented 20.0% of net revenue, and sales to Asia and all other markets represented 39.4% of net revenue, compared to 47.9%, 24.9% and 27.2%, respectively, in the third quarter of 2012 and 46.5%, 26.9% and 26.6%, respectively, in the fourth quarter of 2011.

Revenue by Geography

	Q4 2012		Q3 2012		4Q 2011		FY 2012		FY 2011
	US$M	%	US$M	%	US$M	%	US$M	%	US$M	%
Europe	119.7	40.6	156.2	47.9	220.5	46.5	656.5	50.7	1,233.2	65.0
America	58.8	20.0	81.1	24.9	127.3	26.9	342.3	26.4	334.9	17.6
Asia and others	116.3	39.4	88.7	27.2	126.3	26.6	296.0	22.9	330.8	17.4
Total	294.8	100.0	326.0	100.0	474.1	100.0	1,294.8	100.0	1,898.9	100.0

Gross profit in the fourth quarter of 2012 was $14.9 million, compared to $7.3 million in the third quarter of 2012 and $41.4 million in the fourth quarter of 2011.  The sequential quarterly increase in gross profit was primarily due to higher shipment volume and a continued reduction in manufacturing costs.  The year-over-year decline in gross profit was primarily due to a lower average selling price partially offset by lower manufacturing costs.  Cost of revenue in the fourth quarter of 2012 includes a $6.8 million depreciation charge for underutilized assets, representing 2.3% of revenue.  Gross margin in the fourth quarter of 2012 was 5.0%, compared to 2.2% in the third quarter of 2012 and 8.7% in the fourth quarter of 2011.

Total operating expenses were $106.4 million in the fourth quarter of 2012, compared to $41.8 million in the third quarter of 2012 and $62.9 million in the fourth quarter of 2011.

Selling expenses were $25.0 million in the fourth quarter of 2012, up 16.8% from $21.4 million in the third quarter of 2012 and up 18.4% from $21.1 million in the fourth quarter of 2011.  The sequential increase in selling expenses was primarily due to higher shipment volume as well as an increase in headcount required to expand the Company’s project development team targeting opportunities in Japan, China, the U.S. and Canada.  The year-over-year increase in selling expenses was due to increases in transportation unit costs, as well as increases in sales and project development headcount and related salary expenses.

General and administrative expenses were $78.3 million in the fourth quarter of 2012, compared to $17.0 million in the third quarter of 2012 and $36.8 million in the fourth quarter of 2011.  During the fourth quarter of 2012, the Company made an allowance for doubtful accounts totaling $31.2 million, including $18.6 million relating to one customer in China with liquidity issues.  In addition, the Company also made a non-cash provision totaling $30.0 million for an arbitration decision made against the Company by the China International Economic and Trade Arbitration Commission in favor of LDK Solar Co., Ltd. (NYSE: LDK).  The Company disputes the merits of the arbitration award and continues to evaluate its legal options.  The sequential and year-over-year increase in general and administrative expenses was primarily due to the provision for the arbitration decision and increase in the bad debt allowance for doubtful accounts. Excluding the impact of the non-cash provision for the arbitration decision and the bad debt allowance for doubtful accounts, non-GAAP adjusted general and administrative expenses would have been $17.0 million in the fourth quarter of 2012.

Research and development expenses were $3.1 million in the fourth quarter of 2012, down 7.5% from $3.4 million in the third quarter of 2012 and down 37.6% from $5.0 million in the fourth quarter of 2011.  The year-over-year decline in research and development expenses was due to the successful completion of several key research and development projects at the end of 2011.

Operating margin was negative 31.0% in the fourth quarter of 2012, compared to negative 10.6% in the third quarter of 2012 and negative 4.5% in the fourth quarter of 2011.  The sequential and year-over-year decline in operating margin was primarily due to the provision for the arbitration decision and the increase in the bad debt allowance noted above.  Excluding the above mentioned non-cash provision for the arbitration decision and the bad debt allowance, non-GAAP operating margin would have been negative 10.2% in the fourth quarter of 2012.

Interest expense in the fourth quarter of 2012 was $9.9 million, compared to $15.2 million in the third quarter of 2012 and $11.7 million in the fourth quarter of 2011.  The sequential and year-over-year decline in interest expense was primarily due to a shift in the type of borrowings, with a higher portion relating to the construction of projects, as well as slightly lower bank borrowings in the fourth quarter of 2012.  As the Company accelerates the build out of its solar power project pipeline in Ontario, Canada, a greater proportion of its short-term borrowings are being used to finance the construction effort and the resulting interest expense is capitalized under project assets and then expensed through cost of revenues when their sale is recognized.  Interest income in the fourth quarter of 2012 was $3.7 million, compared to $3.6 million in the third quarter of 2012 and $1.8 million in the fourth quarter of 2011.

The Company recorded a gain on change in fair value of derivatives of $2.3 million in the fourth quarter of 2012, compared to a loss of $5.3 million in the third quarter of 2012 and a gain of $2.4 million in the fourth quarter of 2011.  Net foreign exchange loss in the fourth quarter of 2012 was $10.8 million compared to a net foreign exchange gain of $7.0 million in the third quarter of 2012 and a net foreign exchange loss of $14.1 million in the fourth quarter of 2011.

Income tax benefit in the fourth quarter of 2012 was $3.3 million, compared to income tax benefit of $1.8 million in the third quarter of 2012 and income tax expense of $16.3 million in the fourth quarter of 2011.

Net loss attributable to Canadian Solar in the fourth quarter of 2012 was $105.0 million, or $2.43 per share, compared to net loss of $43.7 million, or $1.01 per share, in the third quarter 2012, and net loss of $59.9 million, or $1.39 per share, in the fourth quarter of 2011.  Excluding the impact of the non-cash provision for the arbitration decision and the bad debt allowance, on an adjusted non-GAAP basis, net loss attributable to Canadian Solar in the fourth quarter of 2012 would have been $43.7 million, or $1.01 per share.

Financial Condition

As of December 31, 2012, the Company had a cash, cash equivalents and restricted cash balance of $564.3 million, compared to $690.8 million as of September 30, 2012.  Operating cash flow was approximately negative $36.3 million in the fourth quarter of 2012, compared to negative $57.6 million in the third quarter of 2012.  Excluding the impact of the cash outflows for the Company’s previously disclosed acquisition of solar power projects in Ontario, Canada, adjusted operating cash flow, a non-GAAP measure, was negative $13.0 million in the fourth quarter of 2012 compared to positive $11.0 million in the third quarter of 2012.

Accounts receivable balance, net of allowance for doubtful accounts, at the end of the fourth quarter of 2012 was $254.9 million compared to $257.8 million at the end of the third quarter of 2012.  Accounts receivable turnover was 92 days in the fourth quarter of 2012 compared to 79 days in the third quarter of 2012.

Inventories at the end of the fourth quarter of 2012 were $274.5 million, compared to $317.8 million at the end of the third quarter of 2012.  Inventory turnover was 106 days in the fourth quarter of 2012 compared to 102 days in the third quarter of 2012.

Accounts and notes payable at the end of the fourth quarter of 2012 were $461.6 million, compared to $462.8 million at the end of the third quarter of 2012.  Accounts payable turnover in the fourth quarter of 2012 was 150 days compared to 128 days in the third quarter of 2012.

Short-term borrowings at the end of the fourth quarter of 2012 totaled $858.9 million, compared to $890.6 million at the end of the third quarter of 2012.  Long-term debt at the end of the fourth quarter 2012 was $214.6 million, compared to $224.2 million at the end of the third quarter of 2012.

As of December 31, 2012, the Company had $301.6 million in total stockholders’ equity, compared to $402.6 million as of September 30, 2012.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “2012 was a difficult year for the entire solar industry.  Despite the headwinds, we maintained our practice of balancing the desire to expand with the need for prudent business management and cost control.  As a result, Canadian Solar has fared better than most of our competitors.  We have further increased our market share, and rapidly established our total solutions business with investments in the mid- and downstream segments.  We have, at the same time, achieved one of the lowest production costs among our peers, and we also achieved a more evenly balanced geographic distribution.  We are especially proud of our success in the Japanese market where our shipments tripled during the year.  Moving forward, we are uniquely positioned as we do not have to carry the baggage of underperforming polysilicon manufacturing assets and the liability of large long-term supply contracts that some of our competitors have.  Our light manufacturing strategy combined with targeted investments in our downstream total solution business puts us in a good competitive position to emerge from the current industry cycle as a stronger leader.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar commented: “Our fourth quarter 2012 financial results do not fully reflect our progress given the non-cash charges that negatively impacted our results.  From an ongoing operations standpoint, we are encouraged with our results.  Sequentially, our solar module shipments were up, our gross margin more than doubled despite underutilization charges, our inventories were reduced by $43.3 million and our short-term borrowings were reduced by $31.6 million.  We are focusing on profitability over growth and on markets where we can generate the best returns.  In addition, we are starting to see signs of price stabilization across the value chain, which is reflected in our better than expected gross margin in the fourth quarter.  We are encouraged by the rapid expansion of our total solutions business.  Finally, we are pleased that the groundwork that we have laid over the past several years has paid off with our proven ability to finance the purchase of projects and their construction before sale.”

Utility Scale Project Pipeline Update

As previously announced, the Company acquired 16 utility-scale solar projects from SkyPower Limited in June of 2012.  During the fourth quarter of 2012, the Company entered into an agreement with SunEdison Power Canada Inc. (“SunEdison”), a subsidiary of MEMC Electronic Materials, Inc., to acquire four solar power projects for an aggregate transaction price of approximately C$37.0 million (US$38.0 million).  These acquisitions augment the 9 green-field projects which the Company had previously been awarded, and expand Canadian Solar’s utility-scale pipeline in Ontario, Canada to 29 projects, totaling approximately 400MWdc.   Of these projects, 2 have been completed and are now in the testing phase before completing the sale to an investor, 7 are expected to be completed in 2013, 18 in 2014 and 2 in 2015.  The Company expects to recognize revenue using the percent of completion method for all projects, except the 9 sold to TransCanada.  As a result, of the 18 projects expected to be completed in 2014, 15 will start construction and contribute to revenue in 2013.  The Company estimates that the resale value of its Ontario project pipeline, once built into grid-connected solar power plants and sold to investors, will exceed C$1.50 billion (US$1.47 billion).

In addition to its own projects, the Company is currently in the process of building three solar power plants totaling 29MWdc as Engineering, Procurement and Construction (EPC) contractor on behalf of Penn Energy Renewables Ltd.  The Company expects to complete these projects in the second half of 2013.

In the U.S. market, Canadian Solar has expanded its utility-scale project pipeline to approximately 255MWdc.  In fiscal year 2013, the Company expects to complete construction of solar power plants totaling 100MWdc in the U.S.

Business Outlook

The Company’s business outlook is based on management’s current views with respect to operating and market conditions, its current order book, and the challenging industry environment, which continues to result in customer demand uncertainty.  Management’s views and estimates are subject to change without notice.

For the first quarter of 2013, the Company expects photovoltaic module shipments to be in the range of approximately 290MW to 310MW, with gross margin expected to be between 8.0% and 10.0%.

For the full year 2013, the Company expects photovoltaic module shipments to be in the range of approximately 1.6GW to 1.8GW, including modules used in our total solutions business.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “Clearly, our strategic decision to focus on the downstream total solution business several years ago has proven to be the right one.  This is highlighted by our success at building scale in this business in low risk countries such as Canada, Japan and the U.S.  Our total solutions business capability and project pipeline, supported by our low cost manufacturing capability, position us well for the next phase of growth in the solar power industry.  Our focus for 2013 is on returning to profitability on a full year basis.”

Recent Developments

On February 27, 2013, the Company announced an 85 kW sales agreement with Zara Solar, a Tanzanian company specialized in solar PV importing, retail and installations.  Including this new order, Canadian Solar will have supplied more than 350 kW of its solar modules to Zara Solar for off-grid PV projects in Tanzania.

On February 25, 2013, the Company announced that it has invested in and partnered with Strata Solar on a suite of utility-scale solar power projects located in North Carolina.  The projects, developed jointly, will total approximately 85MW divided amongst 15 unique solar installations.

On January 31, 2013 the Company announced that Credit Suisse will provide up to $40 million, one year tenor loan. The loan will be used to finance Canadian Solar’s previously announced acquisition of 4 solar projects in Ontario, Canada.

On January 22, 2013 the Company announced the launch of its next generation ResidentialAC system.  Canadian Solar’s ResidentialAC system combines the Company’s highly efficient 250W PV module with a state of the art next generation Micro Inverter to provide solar system installers, investors and homeowners with a breakthrough solution that delivers high quality and cost-effective performance.  Canadian Solar’s ResidentialAC system was designed from the ground up and is anticipated to address all of the critical limitations of current, first generation AC micro inverters in the market.

On January 14, 2013, the Company announced that its subsidiary, Canadian Solar Solutions Inc., signed a 10 MW AC Module Supply Agreement with Algonquin Power Co. (“APCo”), to provide Canadian Solar modules for a utility-scale solar power project in Cornwall, Ontario.  Construction is scheduled to begin in the second quarter of 2013, with the project expected to be fully operational by the fourth quarter of 2013.

On January 8, 2013, the Company announced that its 148 MW solar park PV project in southern Brandenburg, Germany was named the 2012 winner of the Solar Project of the Year Award by POWER-GEN International.

On December 28, 2012, Canadian Solar and SunEdison announced a purchase and sale transaction wherein Canadian Solar’s direct subsidiary, Canadian Solar Solutions Inc., has acquired a majority interest in two utility-scale solar power projects in Ontario with a total capacity of approximately 24 MW DC.  Subject to certain contractual conditions, Canadian Solar has the ability to complete the purchase of two additional utility-scale solar power projects in Ontario with a total capacity of approximately 22.5 MW DC, and an option to purchase another solar project at a later date from SunEdison.

On December 13, 2012, the Company announced the appointment of Mr. Guangchun Zhang as Chief Operating Officer.  Reporting directly to Canadian Solar’s Chairman and Chief Executive Officer, Dr. Shawn Qu, Mr. Zhang will oversee all aspects of the Company’s production operations, including manufacturing, quality control, research and development, as well as environmental and safety management.

On December 3, 2012, the Company announced that it signed a financing agreement pursuant to which Deutsche Bank has agreed to provide C$139 million (US$139 million) in non-recourse, short-term construction financing to Canadian Solar for the construction of solar power projects in Ontario, Canada.  The loans are expected to be repaid with the proceeds of the sale of the respective financed projects.

Conference Call Details

The Company will hold a conference call on Monday, March 11, 2013 at 8:00 a.m. U.S. Eastern Time (8:00 p.m., March 11, 2013 in Hong Kong) to discuss the Company’s financial results.

The dial-in phone number for the live conference call is +1-617-786-2962 or +1-800-901-5213, with passcode 36230385.  A live webcast will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available approximately two hours after the conclusion of the live call through 10:00 a.m. on March 18, 2013, U.S. Eastern Standard Time (10:00 p.m., March 18, 2013 in Hong Kong) by telephone at +1-617-801-6888, with passcode 53358770.  A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc. (NASDAQ: CSIQ)

Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest solar companies. As a leading vertically integrated provider of ingots, wafers, solar cells, solar modules and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe, Australia and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements:

Certain statements in this press release including but not limited to statements regarding our expected future shipment volumes, gross margins, supply cost, manufacturing capacities, future market share, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2012. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
Item	2012	2012	2011	2012	2011
Net revenues	294,839	325,965	474,060	1,294,829	1,898,922
Cost of revenues	279,969	318,696	432,675	1,204,468	1,716,640
Gross profit	14,870	7,269	41,385	90,361	182,282
Selling expenses	24,965	21,372	21,094	91,053	69,341
General and administrative expenses	78,260	17,015	36,794	128,826	86,269
Research and development expenses	3,128	3,380	5,012	12,998	19,839
Total operating expenses	106,353	41,767	62,900	232,877	175,449
Income (loss) from operations	(91,483)	(34,498)	(21,515)	(142,516)	6,833
Interest expenses	(9,894)	(15,232)	(11,737)	(53,305)	(43,844)
Interest income	3,661	3,552	1,763	13,360	8,447
Gain (loss) on change in foreign currency derivatives	2,267	(5,328)	2,407	(4,369)	(5,751)
Foreign exchange gain (loss)	(10,799)	7,041	(14,097)	(10,708)	(40,007)
Investment loss	(1,082)	—	—	(1,082)	—
Loss before incomes taxes	(107,330)	(44,465)	(43,179)	(198,620)	(74,322)
Income tax benefit (expenses)	3,291	1,796	(16,269)	5,433	(16,540)
Equity in loss of unconsolidated investees	(826)	(684)	(134)	(1,969)	(41)
Net loss	(104,865)	(43,353)	(59,582)	(195,156)	(90,903)
Less: net income (loss) attributable to non-controlling interest	120	315	306	313	(99)
Net loss attributable to Canadian Solar Inc.	(104,985)	(43,668)	(59,888)	(195,469)	(90,804)
Loss per share-basic	$(2.43)	$(1.01)	$(1.39)	$(4.53)	$(2.11)
Shares used in computation-basic	43,236,769	43,209,194	43,155,767	43,190,778	43,076,489
Loss per share-diluted	$(2.43)	$(1.01)	$(1.39)	$(4.53)	$(2.11)
Shares used in computation-diluted	43,236,769	43,209,194	43,155,767	43,190,778	43,076,489

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2012	2012	2011	2012	2011
Net loss	(104,865)	(43,353)	(59,582)	(195,156)	(90,903)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	2,584	2,785	7,690	5,240	17,094
Comprehensive loss	(102,281)	(40,568)	(51,892)	(189,916)	(73,809)
Less: comprehensive income attributable to non-controlling interest	168	485	382	720	387
Comprehensive loss attributable to Canadian Solar Inc.	(102,449)	(41,053)	(52,274)	(190,636)	(74,196)

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	141,968	343,995
Restricted cash	422,357	178,270
Accounts receivable trade, net	254,906	292,176
Accounts receivable, unbilled	5,230	51,371
Amount due from related parties	9,977	19,836
Inventories	274,456	296,568
Value added tax recoverable	14,483	16,974
Advances to suppliers, net	28,998	11,309
Foreign currency derivative assets	1,351	2,727
Project assets-current	180,437	37,133
Prepaid expenses and other current assets	108,041	45,219
Total current assets	1,442,204	1,295,578
Property, plant and equipment, net	469,643	510,069
Deferred tax assets	39,082	23,227
Prepaid land use right	18,629	13,805
Investments in affiliates	26,728	11,008
Intangible assets, net	4,328	8,516
Goodwill	—	2,265
Project assets-non-current	218,710	—
Other non-current assets	39,989	15,341
TOTAL ASSETS	2,259,313	1,879,809
Current liabilities:
Short-term borrowings	858,927	743,687
Accounts and notes payable	461,631	305,998
Amounts due to related parties	5,037	3,008
Other payables	104,783	84,676
Advances from customers	18,659	65,216
Foreign currency derivative liabilities	365	—
Other current liabilities	90,848	33,862
Total current liabilities	1,540,250	1,236,447
Accrued warranty costs	58,334	47,021
Convertible notes	—	950
Long-term borrowings	214,563	88,249
Liability for uncertain tax positions	14,804	12,301
Deferred tax liabilities-non-current	56,152	—
Loss contingency accruals	28,461	27,863
Total liabilities	1,912,564	1,412,831
Mezzanine equity	45,166	—
Common shares	502,562	502,403
Additional paid-in capital	(38,296)	(53,331)
Accumulated deficit	(224,162)	(28,693)
Accumulated other comprehensive income	50,795	45,555
Total Canadian Solar Inc. shareholders’ equity	290,899	465,934
Non-controlling interest	10,684	1,044
Total equity	301,583	466,978
TOTAL LIABILITIES, MEZZANINE EQUTIY AND SHAREHOLDERS’ EQUITY	2,259,313	1,879,809

About Non-GAAP Financial Measures

To supplement its financial disclosures presented in accordance with GAAP, Canadian Solar uses non-GAAP measures which are adjusted from the most directly comparable GAAP results for certain items, as described below. The Company presents the non-GAAP adjusted operating cash flow because it believes it is important for the readers of the press release to know what the Company’s adjusted operating cash flow was before the impact of the acquisition of solar power projects (two solar power projects from SunEdson in Q4 2012 and16 projects in Ontario from former SkyPower Limited in Q2 2012). In addition, the Company presents non-GAAP adjusted net loss and adjusted diluted loss per share so that readers of the press release can better understand the underlying operating performance of the business before the impact of the provision for the arbitration decision and the bad debt allowance for doubtful accounts in the fourth quarter of 2012. The non-GAAP adjusted operating cash flow and adjusted net loss are not a measure of financial performance under U.S. GAAP, and should not be considered in isolation or as an alternative to operating cash flows and other measures determined in accordance with GAAP.

Reconciliation of GAAP measures to Non-GAAP measures

Statement of Cash Flows Data:

(In Thousands of US Dollars)

	Three Months Ended			Twelve Months Ended
	December 31,2012	September 30,2012	December 31,2011	December 31,2012	December 31,2011
GAAP operating cash inflow (outflow)	(36,330)	(57,589)	48,937	(147,730)	60,124
Subtract consideration paid for acquisition	23,331	68,553	—	162,276	—
Non-GAAP adjusted operating cash inflow (outflow)	(12,999)	10,964	48,937	14,546	60,124

Statement of Operations Data:

(In Thousands of US Dollars)

	Three Months Ended			Twelve Months Ended
	December 31,2012	September 30,2012	December 31,2011	December 31,2012	December 31,2011
GAAP net loss attributable to Canadian Solar Inc.	(104,985)	(43,668)	(59,888)	(195,469)	(90,804)
Non-GAAP loss adjustment items:
Bad debt allowances	31,239	569	18,537	34,191	18,537
Loss accruals for an arbitration in favor of LDK	30,054	—	—	30,054	—
Non-GAAP net loss attributable to Canadian Solar Inc.	(43,692)	(43,099)	(41,351)	(131,224)	(72,267)
GAAP loss per share-diluted	(2.43)	(1.01)	(1.39)	(4.53)	(2.11)
Non-GAAP loss per share-diluted	(1.01)	(1.00)	(0.96)	(3.04)	(1.68)